October 27, 2006
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	NEK-SEN Energy, LLC Registration Statement on Form SB-2 File No. 333-134445 Application for Withdrawal
Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, NEK-SEN Energy, LLC (the “Company”) hereby respectfully requests an order granting immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-134445) filed on May 25, 2006 together with all exhibits thereto (collectively, the “Registration Statement”).
The Company has determined not to proceed with the public offering contemplated by the Registration Statement at this time. No securities were sold in connection with the Registration Statement.
The Company further requests (i) that the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and (ii) that an order with the date this withdrawal is granted be included in the files of the Commission for the Registration Statement, stating “Withdrawn upon the request of the registrant, the Commission consenting thereto.”
Pursuant to Rule 461 of the Act, we request that the effective date of this Request for Withdrawal be accelerated to October 27, 2006 at 5:00 p.m. CST, or as soon thereafter as practicable.
The Company hereby respectfully requests that the Commission issue the above-described written order granting the withdrawal of the Registration Statement. Please fax a copy of the written order to Christopher Sackett at 515-323-8570 and mail a copy to the address set forth above.
Sincerely,
/s/Gary Edelman
Gary Edelman, President
NEK-SEN Energy, LLC
205 South 8th Street, Sabetha, Kansas 66534 Phone: (785) 284-0052 Fax: (785) 284-0056
“This institution is an Equal Opportunity Provider and Employer.”